UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lomond Therapeutics Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
54173L 101
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VII LLC OrbiMed Capital GP VIII LLC OrbiMed Capital GP IX LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54173L 101

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,677,256
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,677,256
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,677,256
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13		Percent of Class Represented by Amount in Row (11) 9.8%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 27,198,214 shares of common stock, par value $0.0001 per share, outstanding of Lomond Therapeutics Holdings, Inc. (the “Issuer”), as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2024.

CUSIP No. 54173L 101

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,521,888
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,521,888
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,521,888
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 5.6%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 27,198,214 shares of common stock, par value $0.0001 per share, outstanding of Lomond Therapeutics Holdings, Inc. (the “Issuer”), as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2024.

CUSIP No. 54173L 101

1		Names of Reporting Persons. OrbiMed Capital GP VIII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 925,635
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 925,635
11		Aggregate Amount Beneficially Owned by Each Reporting Person 925,635
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 3.4%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 27,198,214 shares of common stock, par value $0.0001 per share, outstanding of Lomond Therapeutics Holdings, Inc. (the “Issuer”), as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2024.

CUSIP No. 54173L 101

1		Names of Reporting Persons. OrbiMed Capital GP IX LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 229,733
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 229,733
11		Aggregate Amount Beneficially Owned by Each Reporting Person 229,733
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.8%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 27,198,214 shares of common stock, par value $0.0001 per share, outstanding of Lomond Therapeutics Holdings, Inc. (the “Issuer”), as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2024.

Item 1.  Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Shares”), of Lomond Therapeutics Holdings, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 8 The Green, Suite 8490, Dover, DE 19901. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On November 1, 2024, the Issuer completed the transactions contemplated by the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of November 1, 2024, by and among the Issuer (formerly known as Venetian-1 Acquisition Corp), Lomond Acquisition Corp. (the “Acquisition Subsidiary”), and Lomond Therapeutics, Inc. (“Legacy Lomond”) pursuant to which the Acquisition Subsidiary merged with and into Legacy Lomond, with Legacy Lomond continuing as the surviving entity and a wholly owned subsidiary of the Issuer (the “Merger”). Upon the consummation of the Merger, all of the outstanding shares of Legacy Lomond capital stock were converted into Shares on a 1:1 basis pursuant to the terms of the Merger Agreement. In connection with the Merger, the Issuer changed its name to Lomond Therapeutics Holdings, Inc.

Immediately following the closing of the Merger, the Issuer completed a private placement financing (the “Offering”).

Item 2. Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC (“GP VII”), OrbiMed Capital GP VIII LLC (“GP VIII”), and OrbiMed Capital GP IX LLC (“GP IX”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. GP VII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VIII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. GP VIII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP IX, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. GP IX has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, GP VII, GP VIII, and GP IX are set forth on Schedules I, II, III, and IV, respectively, attached hereto. Schedules I through IV set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I, II, III, or IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In May 2024, OrbiMed Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VII, L.P. (“OPI VII”), as more particularly described in Item 6 below, caused OPI VII to make a capital contribution to Legacy Lomond in consideration for which, in October 2024, OPI VII received a simple agreement for future equity in Legacy Lomond (“SAFE”) in the amount of $1,036,534.25. In connection with the closing of the Merger and the Offering, this SAFE converted into Shares at 80% of the per share price in the Offering, resulting in the delivery of 323,916 Shares.

In May 2024, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments VIII, L.P. (“OPI VIII”), as more particularly described in Item 6 below, caused OPI VIII to make a capital contribution to Legacy Lomond in consideration for which, in October 2024, OPI VIII received a SAFE in the amount $688,465.75. In connection with the closing of the Merger and the Offering, this SAFE converted into Shares at 80% of the per share price in the Offering, resulting in the delivery of 215,146 Shares.

On August 27, 2024, OrbiMed Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, as more particularly described in Item 6 below, caused OPI VII to purchase a SAFE in the amount $1,400,681.04. In connection with the closing of the Merger and the Offering, this SAFE converted into Shares at 90% of the per share price in the Offering, resulting in the delivery of 389,078 Shares.

On August 27, 2024, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, as more particularly described in Item 6 below, caused OPI VIII to purchase a SAFE in the amount $830,712.12. In connection with the closing of the Merger and the Offering, this SAFE converted into Shares at 90% of the per share price in the Offering, resulting in the delivery of 230,753 Shares.

On August 27, 2024, OrbiMed Advisors and GP IX, pursuant to their authority under the limited partnership agreement of OrbiMed Private Investments IX, L.P. (“OPI IX”), as more particularly described in Item 6 below, caused OPI IX to purchase a SAFE in the amount $268,606.84. In connection with the closing of the Merger and the Offering, this SAFE converted into Shares at 90% of the per share price in the Offering, resulting in the delivery of 74,613 Shares.

On and prior to the closing of the Offering, OrbiMed Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to purchase 808,894 Shares in the Offering, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, caused OPI VIII to purchase 479,736 Shares in the Offering, and OrbiMed Advisors and GP IX, pursuant to their authority under the limited partnership agreement of OPI IX, caused OPI IX to purchase 155,120 Shares in the Offering. The purchase price per Share in the Offering was $4.00.

The source of funds for such purchases was the working capital of OPI VII, OPI VIII, and OPI IX, respectively.

Item 4.  Purpose of Transaction

This Statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following is based upon 27,198,214 Shares outstanding following the closing of the Merger and the Offering, as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on November 7, 2024.

As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 1,521,888 Shares, constituting approximately 5.6% of the issued and outstanding Shares. GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of GP VII, pursuant to the terms of the limited liability company agreement of GP VII. As a result, OrbiMed Advisors and GP VII share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

In addition, OrbiMed Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OPI VIII, a limited partnership organized under the laws of Delaware, holds 925,635 Shares, constituting approximately 3.4% of the issued and outstanding Shares. GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of GP VIII, pursuant to the terms of the limited liability company agreement of GP VIII. As a result, OrbiMed Advisors and GP VIII share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VIII.

In addition, OrbiMed Advisors and GP VIII, pursuant to their authority under the limited partnership agreement of OPI VIII, caused OPI VIII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OPI IX, a limited partnership organized under the laws of Delaware, holds 229,733 Shares, constituting approximately 0.8% of the issued and outstanding Shares. GP IX is the general partner of OPI IX, pursuant to the terms of the limited partnership agreement of OPI IX, and OrbiMed Advisors is the managing member of GP IX, pursuant to the terms of the limited liability company agreement of GP IX. As a result, OrbiMed Advisors and GP IX share power to direct the vote and disposition of the Shares held by OPI IX and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IX. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI IX.

In addition, OrbiMed Advisors and GP IX, pursuant to their authority under the limited partnership agreement of IX, caused OPI IX to enter into the agreements referred to in Item 6 below.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, GP VII has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 1,521,888 Shares. GP VII, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 1,521,888 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, GP VIII has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares of the Issuer attributable to OPI VIII is 925,635 Shares. GP VIII, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 925,635 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP IX is the general partner of OPI IX, pursuant to the terms of the limited partnership agreement of OPI IX. Pursuant to this agreement and relationship, GP IX has discretionary investment management authority with respect to the assets of OPI IX. Such authority includes the power to vote and otherwise dispose of securities held by OPI IX. The number of outstanding Shares of the Issuer attributable to OPI IX is 229,733 Shares. GP IX, pursuant to its authority under the limited partnership agreement of OPI IX, may be considered to hold indirectly 229,733 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VII, GP VIII, and GP IX, pursuant to the terms of the limited liability company agreements of GP VII, GP VIII, and GP IX, respectively. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VII have discretionary investment management authority with respect to the assets of OPI VII, OrbiMed Advisors and GP VIII have discretionary investment management authority with respect to the assets of OPI VIII, and OrbiMed Advisors and GP IX have discretionary investment management authority with respect to the assets of OPI IX. Such authority includes the power of GP VII to vote and otherwise dispose of securities held by OPI VII, GP VIII to vote and otherwise dispose of securities held by OPI VIII, and GP IX to vote and otherwise dispose of securities held by OPI IX. The number of outstanding Shares attributable to OPI VII is 1,521,888 Shares; the number of outstanding Shares attributable to OPI VIII is 925,635 Shares; and the number of outstanding Shares attributable to OPI IX is 229,733 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VII, GP VIII, and GP IX may also be considered to hold indirectly 2,677,256 Shares.

In addition, OPI VII and OPI VIII are each members of Eilean Therapeutics LLC (“Eilean”). Pursuant to the limited liability company agreement of Eilean and its authority under the limited liability company agreements of GP VII and GPVIII, OrbiMed Advisors has the authority to appoint or designate, as applicable, two of the four members of the board of managers of Eilean, which board of managers has the power to vote and otherwise dispose of securities held by Eilean, including the Shares held by Eilean. The number of Shares attributable to Eilean is 14,420,383. OrbiMed Advisors, pursuant to its authority under the limited liability company agreement of Eilean and the limited liability company agreements of GP VII and GPVIII may also be considered to hold indirectly the 14,420,383 Shares held by Eilean. This Statement shall not be deemed or construed as an admission that OrbiMed Advisors or any other Reporting Person is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of the Shares or other securities held by Eilean.

Carl L. Gordon (“Gordon”), a member of OrbiMed Advisors is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors, GP VII, GP VIII, and GP IX may have the ability to affect and influence control of the Issuer. From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, GP VII, GP VIII, and GP IX, Gordon is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors, GP VII, GP VIII, and GP IX, who will in turn ensure that such securities or economic benefits are provided to OPI VII, OPI VIII, and OPI IX.

Subscription Agreement

In Connection with their participation in the Offering, each of OPI VII, OPI VIII, and OPI IX entered into a Subscription Agreement with the Issuer, dated November 1, 2024 (the “Subscription Agreement”) pursuant to which OPI VII, OPI VIII, and OPI IX purchased Shares in the Offering.

Pursuant to the Subscription Agreement, the Issuer agreed that, subject to certain exceptions, without the prior written consent of holders of at least a majority of the Shares sold in the Offering, including at least a majority of the Shares held by certain outside investors who participated in the Offering (the “Requisite Holders”), it will not, for a period commencing on the date of the Subscription Agreement until the date that is the latest of (x) 180 days after the closing of the Offering, (y) the date on which a registration statement with respect to the resale of all of the Shares issued in the Offering is declared effective by the SEC and (z) the date on which the Shares are listed on a national securities exchange (such period, the “Restricted Period”), cause or direct any of its affiliates to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for, or that represent the right to receive, Shares, or (ii) file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), relating to any Shares or any securities convertible into or exchangeable for, or that represent the right to receive, Shares.

In addition, pursuant to the Subscription Agreement, the Issuer agreed that without the prior written consent of the Requisite Holders, it will not, for a period commencing on the date of the Subscription Agreement until the date that is one year after the end of the Restricted Period, effect or enter into any agreement to effect any issuance by it of any Shares, or any securities convertible into or exchangeable for, or that represent the right to receive, Shares, involving a transaction in which the Issuer: (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to our business or the market for Shares; or (ii) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Issuer may issue securities at a future determined price.

Moreover, the Issuer agreed that, without the prior written consent of the Requisite Holders, it would not at any time during the Restricted Period amend or otherwise modify its certificate of incorporation or bylaws in any manner that adversely affects, or could reasonably be deemed to adversely affect, any of the rights or benefits of any investor participating in the Offering or any other holder of Shares or that imposes any obligation on such stockholders or any rights of exculpation and indemnification of any of the Issuer’s directors.

Registration Rights Agreement

In connection with the closing of the Merger and the Offering, OPI VII, OPI VIII, OPI IX, and certain other stockholders of the Issuer entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Form S-1 Registration Rights

No later than 20 trading days after the closing of the Offering, the Issuer will prepare and file with the SEC a Registration Statement on Form S-1 or any other form that is available and appropriate for the resale of the securities registrable under the Registration Rights Agreement. The Issuer will use its reasonable efforts to have the registration statement to be declared effective no later than the earlier of five trading after SEC notifies the Issuer that the registration statement is no longer subject to review or 90 calendar days after the closing of the Offering and will keep the registration statement effective for five years following its effectiveness or until there are no longer any outstanding securities registrable under the Registration Rights Agreement.

Form S-3 Registration Rights

Upon the Issuer becoming eligible to register securities registrable under the Registration Rights Agreement for resale on a Registration Statement on Form S-3, the Issuer will use its reasonable efforts to amend the prior registration statement or to file a new Registration Statement on Form S-3 in substitution of the prior registration statement.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act other than with respect to certain excluded registrations, OPI VII, OPI VIII, and OPI IX will each be entitled to notice of the registration and have the right, subject to certain limitations, to include the Shares held by them in the registration.

The foregoing descriptions of the Subscription Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement and the Registration Rights Agreement, which are filed as Exhibits 2 and 3, respectively and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, OrbiMed Capital GP VIII LLC, and OrbiMed Capital GP IX LLC.
2.	Subscription Agreement, dated November 1, 2024, by and between the Issuer and the parties thereto (incorporated by reference to Exhibit 10.5 to the Issuer’ Current Report on Form 8-K (File No. 000-56377) filed with the SEC on November 7, 2024).
3.	Registration Rights Agreement, dated November 1, 2024, by and between the Company and the parties thereto (incorporated by reference to Exhibit 10.6 to the Issuer’ Current Report on Form 8-K (File No. 000-56377) filed with the SEC on November 7, 2024).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024
ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP VIII LLC

	By:	ORBIMED ADVISORS LLC., its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP IX LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached.

SCHEDULE III

The business and operations of OrbiMed Capital GP VIII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached.

SCHEDULE IV

The business and operations of OrbiMed Capital GP IX LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, OrbiMed Capital GP VIII LLC, and OrbiMed Capital GP IX LLC.
2.	Subscription Agreement, dated November 1, 2024, by and between the Issuer and the parties thereto (incorporated by reference to Exhibit 10.5 to the Issuer’ Current Report on Form 8-K (File No. 000-56377) filed with the SEC on November 7, 2024).
3.	Registration Rights Agreement, dated November 1, 2024, by and between the Company and the parties thereto (incorporated by reference to Exhibit 10.6 to the Issuer’ Current Report on Form 8-K (File No. 000-56377) filed with the SEC on November 7, 2024).